UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICI GROUP PLC

By:	/s/ Debjani Jash
Name:	Debjani Jash
Title:	Company Secretary

Date:	January 3rd, 2002

Exhibit Index

Exhibit 99.1	Announcement dated December 2, 2002 ‘ICI completes sale of Synetix business for £260 million’

Exhibit 99.2	Schedule 10, Notification of major interests in shares, dated December 16, 2002

Exhibit 99.3	Schedule 10, Notification of major interests in shares, dated December 31, 2002